News Release	Contact:

For Immediate Release	Anna Austin, EVP, Corporate Communications
(636) 534-2271
Email: investor.relations@tlcvision.com
TLCVision Announces Intention to Repurchase up to 20 Million
Common Shares in Tender Offer
ST. LOUIS, MO, — April 10, 2007 — TLC Vision Corporation (NASDAQ:TLCV; TSX:TLC), North America’s premier eye care services company, announced today that its Board of Directors has approved a modified “Dutch auction” tender offer in which the Company will offer to repurchase up to $125 million of its common stock at a price per share not less than $5.75 and not greater than $6.25. This represents up to approximately 30% of the total shares outstanding. The share repurchase will be financed through a combination of cash-on-hand and borrowing. The commencement of the repurchase is subject to obtaining regulatory relief and satisfactory debt financing.
Jim Wachtman, President and CEO of TLCVision, said, “The Company’s Board of Directors and management believe that the recent trading price range of TLCVision’s shares is not fully reflective of the value of the Company’s business and future prospects. Therefore, the repurchase of TLCVision’s shares represents an attractive investment and an efficient means of providing value to our shareholders. This action reflects a strong belief in our strategic plan to grow the Company.”
Mr. Wachtman continued, “Through aggressive pricing, driven by increased consumer advertising with a continued emphasis on our optometric-focused model, we now have a much more robust core refractive centers strategy. We have determined the cash requirements to support this model and feel very comfortable with the level of debt necessary for this tender offer. Our goal is to achieve revenues of over $460 million by 2009 and return to earnings growth in 2008. Results from our recently converted centers give us further confidence that we now have the strategy in place to get us there. Specifically, we are seeing double digit growth across a range of key metrics including advertising leads, patient consult appointments, optometric referrals as well as in the total number of referring optometrists.”
The tender offer is expected to commence in early May and will be open for 35 days, unless extended. A modified “Dutch auction” will allow stockholders to indicate how many shares and at what price within the Company’s specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest price per share within the range that will enable it to purchase up to 20 million of its outstanding shares, or such lesser number of shares as are properly tendered. The Company will not purchase shares below a price stipulated by a stockholder, and in some cases, may actually purchase shares at prices above a stockholder’s indication under the terms of the modified “Dutch auction.”

Specific instructions and a complete explanation of the terms and conditions of the tender offer will be contained in the Offer to Purchase and related materials that are expected to be mailed to stockholders of record in early May.
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation and offer to buy the Company’s common stock will only be made pursuant to the Offer to Purchase and related materials that the Company will send to its stockholders. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain copies of the Offer to Purchase, related materials filed by the Company as part of the statement on Schedule “TO” and other documents filed with the Securities and Exchange Commission through the Commission’s internet address at www.sec.gov without charge when these documents become available. Such information will also be available on the Canadian Securities Regulators’ SEDAR website at www.sedar.com. Stockholders and investors may also obtain a copy of these documents, as well as any other documents the Company has filed with the Securities and Exchange Commission and Canadian Securities Regulators, without charge, from the Company or at the Investor Relations section of the Company’s website: www.tlcv.com. Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer.
About TLCVision
TLCVision is North America’s premier eye care services company, providing eye doctors with the tools and technologies needed to deliver high-quality patient care. Through its centers management and technology access service models, and its managed care contracting strength, TLCVision maintains leading positions in Refractive and Cataract markets. More information about TLCVision can be found on the corporate website www.tlcv.com. Go to www.tlcvision.com for information on refractive surgery.
Forward Looking Statements
This press release contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward looking terminology, such as “may”, “will”, “expect”, ”intend”, “anticipate”, “estimate”, “predict”, “plans” or “continue” or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the timing of expenditures, effects of competition, changes to pricing, acquisitions and expansion opportunities, any of which could cause actual results to vary materially from current results or TLCVision’s anticipated future results. See the Company’s reports filed with the Canadian Securities Regulators and the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward looking statements. TLCVision assumes no obligation to update the information contained in this press release.